PX146G Apple Exempt Solicitation

Notice of Exempt Solicitation Pursuant to Rule 14a-103 (Voluntary Submission)

Name of Corporate Registrant: Apple Inc.

Name of person filing Exemption: James McRitchie

Address of person relying on exemption: jm@corpgov.net

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule and is made voluntarily.

The proponent urges you to vote FOR stockholder Proposal 9 - Shareholder Proxy Access Amendments at or before the Apple Annual Meeting of Shareholders on March 10, 2023.

Summary of the Proposal

Shareholders ask the board of directors (the “Board”) to amend its “Proxy Access for Director Nominations” bylaw to include the following changes or their equivalent for the purpose of increasing the potential number of nominees:

The number of “Shareholder Nominees” eligible to appear in proxy materials shall be 20% of the directors then serving or 2, whichever is greater.

Rationale

Current proxy access bylaws restrict Shareholder Nominees to 20% of directors rounded down to the nearest whole number. Therefore, Apple allows shareholders to nominate only one director, given the current board size.

Apple is an excellent company with the best products and services worldwide. Our ESG ratings are high, including for corporate governance. However, every company is flawed. We all have different conceptions of how companies can be approved.

One way is to file shareholder proposals. Apple faces multiple proposals almost every year, and votes in favor generally increase. For example, 2 out of 6 proposals received 50% or more votes in favor last year. Amazon faced 16 proposals last year. Imagine that at Apple.

Rather than addressing one shareholder issue at a time, it would be better if shareholders could nominate directors with independent input on ALL major issues. That was the purpose of my petition in 2002 that led the SEC to provide proxy access.1

Twenty years ago, few conceived that any company adopting proxy access would limit shareholder nominees to one person when everyone knows it takes two to move a motion at a Board meeting.

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1 https://www.sec.gov/rules/petitions/petn4-461.htm

Yet, that’s what three companies have done: Arch Resources (previously known as Arch Coal), EOG Resources (formerly known as Enron), and Apple (formerly known as Apple Computer).

The Board didn’t like that comparison. In a request to the SEC, Apple previously alleged a similar proposal “falsely” described the Company as a “distinct outlier” and “laggard” regarding its proxy access bylaw.

The SEC flatly rejected Apple’s contention that my description was false.2

Apple is generally at the forefront. However, Apple is a laggard, a distinct outlier in providing shareholders a voice on the Board.

Don’t let the company Apple keeps be associated with mountain top removal or accounting fraud.

Vote FOR Proposal #9, Shareholder Proxy Access Amendments.

The proponent urges shareholders to vote FOR “Shareowner Proposal No. 9 — Shareholder Proxy Access Amendments” following the instruction provided on management’s proxy mailing. I also urge a vote for:

Proposal 7 – Requests the Apple Board adopt a policy that a Board member will meet with a proponent of a shareholder resolution if a resolution receives a majority of support from non-insider shares.3

Proposal 8 - Report on median pay gaps across race and gender.4

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2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mcritchieapple112118-14a8.pdf

3 https://www.sec.gov/Archives/edgar/data/320193/000121465923001246/d126231px14a6g.htm

4 https://www.sec.gov/Archives/edgar/data/320193/000121465923000970/f120232px14a6g.htm